# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bioceres Crop Solutions Corp., CIK 0001769484
CUSIP: G1117K114
Title of class of securities: Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: OCAMPO 210 BIS, PREDIO CCT, ROSARIO, Argentina (C1), 2000
Date of event which requires filing of this statement: 10/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002090122

## Reporting persons
- Agriculture Investment Group Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 3,430,653; shared voting power 0; sole dispositive power 3,430,653; shared dispositive power 0; aggregate amount beneficially owned 3,430,653 (5.47% of the class)
  Comment: The percentage set forth in Row 11 is calculated based on 62,712,602 Ordinary Shares of the Issuer outstanding as of March 31, 2025, as reported in the Issuer's current report on Form 6-K filed with the United States Securities and Exchange Commission on June 20, 2025.

## Item 1. Issuer
Name of issuer: Bioceres Crop Solutions Corp.
Address of issuer's principal executive offices: Ocampo 210 bis, Predio CCT, Rosario, Province of Santa Fe, Argentina

## Item 2. Person Filing
Name of person filing: This Statement on Schedule 13G is filed by Agriculture Investment Group Corp. (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands, VG1110.
Citizenship: The Reporting Person is a company incorporated under the laws of the British Virgin Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,430,653.00 Ordinary Shares of the Issuer
Percent of class: 5.47%
Sole power to vote or to direct the vote: 3,430,653.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 3,430,653.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Agriculture Investment Group Corp.: /s/ Ignacio Rubio, Ignacio Rubio/CEO (10/29/2025)